SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              ALABAMA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.           Type of security or securities.

                  Series Q 5.50% Senior Notes due October 15, 2017 (the "Series Q Notes")

                  Series R 4.70% Senior Notes due December 1, 2010 (the "Series R Notes" and, together with the Series Q Notes, the "Notes")

Item 2.           Issue, renewal or guaranty.

                  Issue

Item 3.           Principal amount of each security.

                  Series Q Notes:   $100,000,000
                  Series R Notes:   $100,000,000

Item 4.           Rate of interest per annum of each security.

                  Series Q Notes:   5.50%
                  Series R Notes:   4.70%

Item 5.           Date of issue, renewal or guaranty of each security.

                  November 26, 2002

Item 6.           If renewal of security, give date of original issue.

                  Not Applicable


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Item 7.           Date of maturity of each security.

                  Series Q Notes:           October 15, 2017
                  Series R Notes:           December 1, 2010

Item 8. Name of person to whom each security was issued, renewed or guaranteed.

                  Series Q Notes:

                  The Company issued and sold the Series Q Notes to Goldman Sachs & Co., ABI Capital Management LLC and Credit Lyonnais Securities (USA) Inc., as the Underwriters, pursuant to an Underwriting Agreement dated November 20, 2002.

                  Series R Notes:

                  The Company issued and sold the Series R Notes to Goldman Sachs & Co., Morgan Stanley & Co. Incorporated and Credit Lyonnais Securities (USA) Inc., as the Underwriters, pursuant to an Underwriting Agreement dated November 20, 2002.

Item 9.           Collateral given with each security, if any.

                  None

Item 10. Consideration received for each security.

                  Series Q Notes: $101,820,000 (101.82% of the principal amount) Series R Notes: $99,715,000 (99.715% of the principal amount)

Item 11. Application of proceeds of each security.

                  Series Q Notes:

                  The proceeds from the sale of the Series Q Notes will be applied by the Company to redeem all of its Series E 6.25% Senior Notes due September 30, 2010 currently outstanding in the aggregate principal amount of $99,562,000 at a redemption price of 100% of the principal amount thereof plus accrued interest and for other general corporate purposes.

                  Series R Notes:

                  The proceeds from the sale of the Series R Notes will be applied by the Company to redeem all of its Series F 6.375% Senior Insured Quarterly Notes due September 30, 2018 currently outstanding in the aggregate principal amount of $96,791,000 at a redemption price of 100% of the principal amount thereof plus accrued interest and for other general corporate purposes.


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Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

          a.   the provisions contained in the first sentence of Section 6(b)___

          b.   the provisions contained in the fourth sentence of Section
               6(b)___

          c. the provisions contained in any rule of the Commission other than Rule U-48_X_

Item 13. Not Applicable.

Item 14. Not Applicable.

Item 15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

         Rule 52


Date: November 26, 2002                  ALABAMA POWER COMPANY



                                         By: /s/Wayne Boston
                                               Wayne Boston
                                            Assistant Secretary